MBH
Monex Beans Holdings, Inc.

File No. 82-34933
February 23, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Monex Beans Holdings, Inc. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

English translation of "Notice of Convocation of the Second (2nd) Ordinary General Meeting of Shareholders of Monex Beans Holdings, Inc." and its related documents as listed in Annex A.

If you have any further questions or requests for additional information please do not hesitate to contact Mina Kanai at 011-813-6212-3750(telephone) or 011-813-3808(facsimile).

Very truly yours,

Monex Beans Holdings, Inc.

By ______________________
Name: Oki Matsumoto
Title: President & CEO

Monex Beans Holdings, Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

Annex A

Enclosures and attachment

1. Notice of Convocation of the Second (2nd) Ordinary General Meeting of Shareholders of Monex Beans Holdings, Inc.
2. Notice of Resolutions Made at the second (2nd) Ordinary General Meeting of Shareholders of Monex Beans Holdings, Inc.
3. Notice of Reception for Shareholders
4. The 2nd Business Report (From April 1, 2005 through March 31, 2006) (Attachment)

Monex Beans Holdings, Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

(Attachment)

The 2nd Business Report
(From April 1, 2005 through March 31, 2006)

1. Financial Review

(1) Results of Operations

Despite destabilizing factors such as soaring crude oil prices, the Japanese economy continued to make a modest recovery in the fiscal year under review, supported by improved corporate earnings and increased capital investment.

During the fiscal year, Japanese stock markets were solid as the Nikkei 225 Stock Average, which started the fiscal year at around ¥11,000, rose to the levels over ¥17,000 at the end of period. The trading value of the first section of the Tokyo Stock Exchange grew steadily, driven by domestic retail investors and overseas investors, and the average trading value per business day by retail investors rose to the levels over ¥1,500 billion in December 2005 and January 2006. Under these circumstances, stock brokerage commissions, the Company's core revenue source, and sales of mutual funds and the number of IPOs the Company managed maintained high levels. Customer accounts at the end of the year totaled 631,548 and customers' assets in custody were ¥2,248.7 billion.

(Commission Revenues)

Commission revenues totaled ¥32,168 million (an increase of 79.4% year-on-year) in the fiscal year under review.

1. Brokerage Commissions

Brokerage commissions were ¥27,306 million (an increase of 77.8% year-on-year), owing to favorable stock market condition in Japan.

2. Underwriting and Distribution Commissions

The Group was involved in the underwriting of 89 initial public offerings, of which 3 deals were lead manager status. Distribution commissions were ¥806 million (an increase of 210.4% year-on-year).

3. Subscription and Distribution Commissions

Subscription and distribution commissions totaled ¥762 million (an increase of 159.0% year-on-year) because commissions from distribution of BRICs funds (Chinese, India stocks

etc.) held steady,

4. Other Commission Revenues

Other commission revenues came to ¥3,292 million (an increase of 63.4% year-on-year), including ¥2,234 million(an increase of 58.4% year-on-year) in commissions from margin forex trades and ¥362 million (an increase of 77.4% year-on-year) in agency commissions related to mutual funds.

(Trading Profit and Loss)

Net gain on trading came to ¥83 million (a decrease of 45.0% year-on-year); primarily foreign exchange gains stemming from sales of foreign mutual funds and foreign currency-denominated bonds and margin foreign trades.

(Financial Income)

Financial income totaled ¥6,743 million (an increase of 95.0% year-on-year), of which ¥5,932 million (an increase of 89.2% year-on-year) was generated from margin accounts. After financial expenses are deducted, net financial income came to ¥5,331 million (an increase of 119.2% year-on-year).

As a result, operating revenue totaled ¥39,223 million (an increase of 80.6% year-on-year), and net operating revenue, excluding financial expenses, came to ¥37,811 million (an increase of 82.7% year-on-year).

(Selling, General and Administrative Expenses)

As transactions grew, commission paid and exchange and association dues increased 50.6% to ¥1,993 million, while outsourcing expenses related to computer systems and back office operations decreased 6.1% to ¥3,304 million partly because of the merger of two securities subsidiaries. Also, advertising expenses increased 143.4% to ¥1,217 million as a result of aggressive marketing activities. Total amount of selling, general and administrative expenses increased 10.6% to ¥12,636 million.

Taken together, operating income amounted to ¥25,174 million (an increase of 171.7% year-on-year) for the fiscal year under review.

(Other)

Other expenses, net, worth a total of ¥1,478 million include ¥744 million (an increase of 63.5%

year-on-year) in provision for securities transactions.

All told, net income before income taxes and minority interests totaled ¥23,695 million (an increase of 174.4% year-on-year) and net income ¥13,617 (an increase of 92.3% year-on-year) million for the fiscal year under review.

(2) Issues to be addressed by the Monex Beans Group

Monex Beans Holdings, Inc. is the holding company whose principal subsidiary is Monex, Inc. As a result of the merger with Nikko Beans, Inc. in May 2005, Monex, Inc. is now able to provide an even wider range of products and services to its customers. As before the merger of the two securities subsidiaries, the Monex Beans Group aims to provide comprehensive financial services that are not bound by the traditional notion of a securities firm, but closely aligned with individual customers' needs and lifestyles. The Group is founded on the management philosophy of "customer orientation" and "democratization of capital markets," which are described below in further detail.

a) Customer orientation

The first and fundamental principle of customer orientation is to listen to and understand the voice of our customers. It is our corporate philosophy to tailor our services to fit the needs of our customers, instead of making our customers fit our services. In day-to-day operations, we are always eager to gather opinions from customers and understand their requirements through the use of the Internet, a network characterized by its interactivity, high capacity, and low cost, and thereby provide reasonably-priced services. Moreover, we believe that, in the area of financial asset management services for individuals, cost reduction is the greatest benefit and the most important service we could offer to our customers.

b) Democratization of capital markets

Democratization of capital markets will allow individual investors to enjoy real financial services and revitalize their dormant financial assets totaling 1,500 trillion yen. We believe that it will also lead to an increase in the number of customers for the Group. The essential elements of a democratized market include: appropriate information disclosure by enterprises; establishment of capital markets open to all as a part of social infrastructure; and a high level of investment literacy (the knowledge of how to use such information and infrastructure) among individual investors or customers.

As a business that utilizes capital markets, which constitute a part of social infrastructure, we are

committed to contributing to the democratization of capital markets. In an effort to promote establishment of capital markets open to all, we take the initiative in improving information disclosure and providing individual investors with greater opportunities to participate in the market. At the same time, for higher investment literacy, we organize numerous study sessions and seminars.

(3) Capital expenditures

The securities subsidiary closed its Shinkawa Office and opened a Nihonbashi Office, to where it transferred its call center. The amount of capital invested as deposit for the Nihonbashi Office and its accessory equipment totaled 245 million yen.

(4) Financing

Margin trading is partly financed by loans obtained from securities finance companies. The total sum of the loans is 66,187 million yen. In addition to the above, mainly for the purpose of financing our customers' margin trading, the Company has outstanding borrowings of 103,000 million yen, which consists of bank loans including a syndicated loan of 26,000 million yen, and other funds obtained through the issuance of commercial paper or the use of the call money market. In response to the expected increase in the volume of margin trading, the Company has secured a committed line of credit of 25,000 million yen.

(5) Financial Summary

Consolidated Financial Summary

	Millions of Yen	
	2005	2006
Operating Results (from April 1, 2005 to March 31, 2006):		
Operating Revenues	¥21,716	¥39,223
Net Operating Revenues	20,690	37,811
Operating Income	9,180	24,938
Net Income	7,079	13,617
Total Assets	232,091	430,299
Shareholders' Equity	29,811	41,588

	Yen	
Per Share Amounts :	2006	2005
Net Income	¥3,001.49	¥5,677.31

Unconsolidated Financial Summary

	Millions of Yen	
	2005	2006
Operating Results (from April 1, 2005 to March 31, 2006):		
Operating Revenues	¥2,129	¥4,344
Operating Income	1,601	3,408
Net Income	1,592	3,409
Total Assets	28,383	30,654
Shareholders' Equity	28,221	30,414

	Yen	
Per Share Amounts :	2006	2005
Net Income	¥659.35	¥1,388.81

Consolidated Balance Sheet

As of March 31, 2006

Assets	Millions of Yen
	2006
Current assets:	
Cash and deposits	¥ 69,080
Cash segregated for customers and others	109,765
Trading assets	519
Margin transaction assets	219,090
Payments on securities subscribed	1,191
Short-term guarantee money deposited	5,842
Accrued revenues	2,146
Deferred tax assets	1,151
Short-term loans receivable	11,036
Others	5,826
Allowance for doubtful receivables	(3)
	425,649

Assets	Millions of Yen
	2006
Property and equipment:	
Buildings ,net	144
Furniture and fixtures, net	19
	164
Intangible assets, net of amortization:	
Goodwill	60
Telephone Rights	9
Software	99
Others	0
	170
Investment and others:	
Investment securities	3,787
Long-term guarantee deposits	418
Deferred tax assets	5
Others	497
Allowance for doubtful receivables	(394)
	4,315
	¥430,299

Liabilities and Shareholders' Equity	Millions of Yen
	2006
Current Liabilities:	
Trading liabilities	¥ 182
Net payable arising from recognizing trading on trade date	¥ 60
Margin transaction liabilities	83,311
Loans payable secured by securities	45,562
Deposits received	63,188
Received margin	78,000
Short-term borrowings	58,500
Commercial Paper	2,500
Income taxes payable	9,405
Accrued employees' bonuses	205
Reserve for point service	591
Others	3,342
	344,848
Non-current Liabilities:	
Long-term debts	42,000
	42,000
Statutory Reserves:	
Reserve for securities transactions	1,809
Reserve for commodities transactions	22
	1,831
Minority Interests	30

Liabilities and Shareholders' Equity	Millions of Yen
	2006
Shareholders' Equity:	
Common stock:	8,800
Capital surplus	15,154
Retained earnings	17,598
Net unrealized holding gains on securities, net of taxes	34
Treasury stock, at cost	(0)
	41,588
	¥430,299

(Amounts less than 100 million yen are omitted)

Consolidated Statement of Income

For the year ended March 31, 2006 and 2005

	Millions of Yen
	2006
Operating Revenues:	
Commission revenues	¥ 32,168
Net gain on trading account	83
Financial income	6,743
Other operating revenues	227
	39,223
Financial expenses	1,412
Net Operating Revenues	37,811
Selling, general and administrative expenses	12,636
Operating Income	25,174
Other Incomes (Expenses):	
Merger costs of subsidiaries	(467)
Loss on disposal of fixed assets	(96)
Provision for securities transactions	(744)
Provision for commodities transactions	(14)
Others, net	(156)
	(1,478)
Income before income taxes and minority interests	23,695
Income taxes:	
Current	10,269
Deferred	(190)
	10,078
Minority interests	(0)
Net Income	¥ 13,617

(Amounts less than 100 million yen are omitted)

(Summary of Significant Accounting Policies)

1. Principles of Consolidation

(1) Scope of consolidation

Number of consolidated subsidiaries	4 companies
Name of consolidated subsidiaries	Monex, Inc.
	Monex Alternative Investments, Inc.
	Monex University, Inc.
	Monex Business Incubation, Inc.

Monex University, Inc. and Monex Business Incubation, Inc. are newly added to the scope of consolidation due to the establishment.

Monex and Nikko Beans merged as of May 1, 2005 and changed its name to Monex Beans, Inc. Monex Beans, Inc changed its name to Monex, Inc. on December 3, 2005.

Monex Capital Partners I, Inc., a non-consolidated subsidiary, is a small-sized company and its total assets, operating income and net income (as a proportion of the equity holding) and retained earnings (as a proportion of the equity holding), etc. do not have material impacts on the consolidated financial statements.

(2) Application of equity method

Number of companies	2 companies
Name of companies	WR Hambrecht & Co Japan, Inc.
.	Triangle Partners

WR Hambrecht & Co Japan, Inc. and Triangle Partners are newly added to the scope of equity method due to the establishment.

Monex Capital Partners I, Inc., is excluded from the scope of equity method because it does not have material impacts on the consolidated net income and retained earnings, and has little materiality as a whole.

2. Valuation Standards and Methods for Major Assets

(1) Securities classified in the trading account

Securities classified in the trading account (trading assets) are accounted based on a trade date basis at market value or fair value.

(2) Securities not classified in the trading account

Other securities

(Securities with market value)

Securities with market value are stated at fair market value as of balance sheet dates. Unrealized gains and losses on these securities are reported, net of applicable Income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using moving-average cost.

(Securities without market value)
Available-for-sale securities without market value are stated at cost method in using the moving average method.
Investment in limited partnership is recorded at net asset values based on most recent financial statements of partnership corresponding to the Company's share.
Investment in limited partnership is recorded at net asset values based on most recent financial statements of partnership corresponding to the Company's share.

3. Depreciation and Amortization

(1) Property and equipment

Depreciation of property and equipment is computed by declining-balance method over the estimated useful lives. Years of useful and remaining life are determined in accordance with methods stipulated by the Corporation Tax Law.

(2) Intangible assets

Goodwill is amortized based on the straight-line method over five-year period stipulated by the Corporation Tax Law..
Software for internal use is capitalized and amortized on the straight-line method over the estimated useful life (five years)

(3) Investment and others

Long-term prepaid expenses are amortized on the straight-line method. Years of useful and life are determined in accordance with methods stipulated by the Corporation Tax Law.

4. Accounting Standards for Major Allowances and Reserves

(1) Allowance for doubtful receivables

Allowance for doubtful receivables is provided for the amount considered to be sufficient to cover possible losses. Uncollectible amounts are calculated by estimating amounts for certain identified doubtful accounts and applying a percentage based on the rate of actual losses in the past for other accounts.

(2) Accrued for employees bonuses

Accrued employees' bonuses are provided for estimated amounts to be paid in the subsequent period.

However, amounts of part of the bonuses were fixed by the end of the fiscal year and are therefore included in other current liabilities.

(3) Reserve for point service

Reserve for point service is provided in accordance with an amount corresponding to points that are expected to be used in the subsequent periods based on the records of point use to cover the future payments to users of point services.

(4) Reserve for securities transactions

Reserve for securities transactions is recorded in accordance with Article 51 of the Securities and Exchange Law, which requires a securities company to set aside a reserve in proportion to its securities transactions and other related trading to cover possible customer losses incurred by default of the securities company on securities transactions.

(5) Reserve for commodities transactions

Reserve for commodities transactions is recorded in accordance with Article 221 of the Commodity Exchange Law, which requires a company to set aside a reserve in proportion to its commodities transactions and other related trading to cover possible customer losses incurred by default of the company on commodities transactions.

5. Lease Transactions

Finance lease transactions other than those wherein ownership of the lease property is regarded as being transferred to the lessee are accounted for in the same manner as operating leases.

6. Hedging Transactions

(1) Method of hedge accounting

Foreign currency denominated and other securities are recorded under fair value hedge accounting.

(2) Hedging method and securities to be hedged

Hedging method:	Foreign exchange futures contracts
Securities to be hedged:	Foreign currency denominated securities

(3) Hedging policy

Hedging is conducted for foreign currency denominated securities for the purpose of avoiding risks of foreign exchange fluctuations.

(4) Method of evaluating effectiveness of hedging

Effectiveness is evaluated by comparing the cumulative amount of valuations in hedging method and the cumulative amount of valuations in securities to be hedged.

7. Others

(1) Consumption taxes

Consumption taxes are accounted for based on the tax exclusion method.

(2) In accordance with Article 200 of the Enforcement Regulations of the Commercial Code, the accompanying financial statements have been partly prepared based on the Regulations for Consolidated Financial Statements.

(Change of Accounting Policies)

The Company and its consolidated subsidiaries adopt the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets(the Financial Accounting Standard Implementation Guidance No.6 issued by the Accounting Standards Board of Japan on October 31, 2003).

As a result of adopting the new standard, there in no effect on the consolidated financial statements.

(Change in Presentation Methods)

Short-term loans, which were previously classified under other current liabilities, are now shown separately. This is due to the increased significance of the balance in the fiscal year under review.

At the end of the previous fiscal year, the balance of short-term loans was 16 million yen.

(Note to Consolidated Balance Sheet)

1. Accumulated depreciation of property and equipment ¥29 million

2. In addition to the fixed assets shown on the balance sheet, there are assets leased under lease agreements.

3. Collateral for Loan Transactions

   (1) Securities deposited by customers as collateral for margin transactions ¥50,633 million

4. Total fair value of the securities deposited as collateral consisted of the following (excluding securities mentioned above)

   (1) Securities lending for margin transactions ¥18,670 million

   (2) Securities pledged for borrowings from securities financial companies or securities exchange brokers ¥68,482 million

   (3) Securities loaned ¥47,104 million

5. Total fair value of the securities received as collateral consisted of the following

   (1) Securities in custody for loans receivable from customers ¥213,814 million

   (2) Securities borrowed from securities finance companies ¥2,871 million

   (3) Securities borrowed ¥44,689 million

   (4) Securities pledged by customers for when-issue transaction ¥234,456 million

(Note to Consolidated Income Statement)

1. Net income per share ¥5,677.31

(Note to Deferred Taxes)

1. Major components of deferred tax assets and liabilities are as follows.

	Millions of Yen
	2006
Deferred tax assets (Current)	
Enterprise tax payable	¥ 739
Reserve for point service	240
Accrued employees' bonuses	83
Others	93
Sub total	1,157
Valuation allowance	(6)
Total	1,151
Deferred tax assets (Non-current)	
Reserve for securities transactions	736
Reserve for commodities transactions	9
Allowance for doubtful receivables	160
Others	29
Sub total	935
Valuation allowance	(906)
Total	29
Deferred tax liabilities (Non-current)	
Net unrealized holding gains on securities	23
Total	23
Net deferred tax assets (Non-current)	5
Net deferred tax assets	¥ 1,156

2. Major components of the difference between the statutory tax rate and the effective tax rate as follows

Information is not disclosed because the difference between the statutory tax rate and the effective tax rate is less than 5%.

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

Date May 15, 2006

The Board of Directors
Monex Beans Holdings, Inc.

KPMG AZSA & Co.

Koichi Masuda (Seal)
Designated and Engagement Partner
Certified Public Accountant

Toshikazu Kusuhara (Seal)
Designatede and Engagement Partner
Certified Public Accountant

Atsunori Sadahiro (Seal)
Designatede and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet and the consolidated statement of income, of Monex Beans Holdings, Inc. for the 2nd business year from April 1, 2005 to Marchi 31, 2006 in accordance with Article 19-2(3) of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha" The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's majority-owned subsidiaries and non-majority owned consolidated subsidiaries.

As a result of the audit, in our opinion, the consolidated statutory report referred to above presents fairly the consolidated financial position of Monex Beans Holdings, Inc. and consolidated subsidiaries, and the consolidated results of their operations in conformity with related laws and regulations and the Articles of Incorporation of the Company.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Auditor Report on the Consolidated Financial Statements

Having received reports from each Corporate Auditor on the procedures and results of their individual audits regarding the consolidated financial statements, including consolidated balance sheet and consolidated statements of income during the 2nd fiscal year from April 1, 2005 to March 31, 2006, and following due discussions at meeting,, the Board of Corporate Auditors has prepared this report. The Board reports as follows:

1. Outline of audit methodology

In line with the policies of the Board of Corporate Auditors and in accordance with the allocation of responsibilities among the Board of Corporate Auditors, each Corporate Auditor received reports and explanations from the Directors and the Company's accountants on the consolidated financial statements, and conducted their audits.

2. Audit results

The methodology and results of the audits conducted by the Certified Public Accountants, KPMG AZSA & Co., are adequate.

May 22, 2006

Monex Beans Holdings, Inc.

Board of Corporate Auditors

Full-Time Corporate Auditors	Hisashi Tanaami
Corporate Auditors	Takehiko Moriyama
Corporate Auditors	Masakazu Sasaki
Corporate Auditors	Tetsuo Ozawa

Note: Of the Corporate Auditors, Messrs. Hisashi Tanaami and Tetsuo Ozawa are outside Corporate Auditors assigned in accordance with former Paragraph 1 of Article 18 of the Law of Special Exceptions to the Commercial Code Regarding Corporate Audits.

Balance Sheet

As of March 31, 2006

Assets	Millions of Yen 2006
Current assets:	
Cash and deposits	¥719
Accrued revenues	377
Account receivable	669
Deferred tax assets	34
Others	22
	1,821
Intangible assets, net of amortization:	
Software	2
	2
Investment and others:	
Investment securities	1,368
Investments in subsidiaries and affiliates	26,816
Other investments in subsidiaries and affiliates	553
Deferred tax assets	0
Others	92
	28,833
	¥30,654

Liabilities and Shareholders' Equity	Millions of 2006
Current Liabilities:	
Income taxes payable	13
Consumption taxes payable	9
Deposits received	6
Unearned revenues	14
Accrued employees' bonuses	61
Foreign exchange contract	11
Others	39
	156
Non-current Liabilities:	
Long-term deposits received as guarantee	84
	84
Shareholders' Equity:	
Common stock:	8,800
Capital surplus	17,828
Retained earnings	3,782
Net unrealized holding gains on securities, net of taxes	3
Treasury stock, at cost	(0)
	30,414
	¥ 30,654

(Amounts less than 100 million yen are omitted)

Statement of Income

For the year ended March 31, 2006 and 2005

	Millions of Yen
	2006
Operating Revenues:	
Management fee	¥ 749
Office rent revenue	176
Divided from subsidiaries	3,418
Interest on loans to subsidiaries	0
	4,344
Selling, general and administrative expenses	905
Operating Income	3,438
Other Expenses:	30
Income before income taxes and minority interests	3,408
Income taxes:	
Current	23
Deferred	(23)
	(0)
Net Income	3,409
Unappropriated retained earnings-carryforward	373
Unappropriated retained	¥ 3,782

(Amounts less than 100 million yen are omitted)

(Summary of Significant Accounting Policies)

1. Valuation Standards and Methods for Major Assets

(1) Securities

a) Subsidiaries and affiliates

Securities of subsidiaries and affiliates are valued at cost using the moving average method.

b) Other securities

(Securities with Market Value)

Securities with market value are stated at fair market value as of balance sheet dates. Unrealized gains and losses on these securities are reported, net of applicable Income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using moving-average cost.

(Securities without Market Value)

Securities without market value are valued at cost using the moving average method.

Investment in limited partnership is recorded at net asset values based on most recent financial statements of partnership corresponding to the Company's share.

2. Depreciation and Amortization

(1) Software

Software for internal use is capitalized and amortized on the straight-line method over the estimated useful life (five years)

3. Accounting standards for major allowances and reserves

(1) Accrued for employees bonuses

Accrued employees' bonuses are provided for estimated amounts to be paid in the subsequent period.

4. Hedging Transactions

(1) Method of hedge accounting

Foreign currency denominated and other securities are recorded under fair value hedge accounting.

(2) Heading method and securities to be hedged

Hedging method: Foreign exchange futures contracts

Securities to be hedged: Foreign currency denominated securities

(3) Hedging policy

Hedging is conducted for foreign currency denominated securities for the purpose of avoiding risk of foreign exchange fluctuations.

(4) Method of evaluating effectiveness of hedging

Effectiveness is evaluated by comparing the cumulative amount of valuations in hedging method and the cumulative amount of valuations in securities to be hedged.

5. Consumption tax

Consumption taxes are accounted for based on the tax exclusion method.

6. The accompanying financial statements have been prepared based on the exceptional provisions for affiliated companies provided for in Article 48, Paragraph 1 of the Enforcement Regulations of the Commercial Code. In addition, in accordance with Article 200 of the Enforcement Regulations of the Commercial Code, the financial statements are partly based on the Regulations for Consolidated Financial Statements.

(Change in presentation methods)

In the previous fiscal year, accrued income was classified under other current liabilities. For the fiscal year under review, it is listed as a separate item because its value is in excess of 1.0 percent of total assets. Accrued income at the end of the previous fiscal year was 82 million yen.

(Note to Balance Sheet)

1. Monetary receivables and payables with subsidiaries and affiliates are as follows

Short-term loan receivables form subsidiaries	¥377 million
Short-term monetary liabilities to subsidiaries	¥14 million
Long-term monetary liabilities to subsidiaries	¥84 million

2. Total Number of Shares

Total number of authorized shares	Common stocks	8,800,000
Total number of issued and outstanding shares	Common stocks	2,344,687.46

3. Treasury Stocks

Treasury stocks	Common stocks	1.36

4. Net assets increased by 6 million yen as a consequence of applying fair market value to the

assets provided for in Article 124, Item 3 of the Enforcement Regulations of the Commercial Code.

(Notes to Income Statement)

1. Transactions with subsidiaries and affiliates are as follows.

Operating transactions	¥4,344 million
Non-operating transactions	¥221 million

2. Net Income Per Share ¥1,388.81

(Note to Deferred Taxes)

1. Major components of deferred tax assets and liabilities are as follows.

	Millions of Yen
	2006
Deferred tax assets (Current)	
Enterprise tax payable	¥ 3
Accrued employees' bonuses	24
Others	5
Total	34
Deferred tax assets (Non-current)	
Reserve for securities transactions	2
Total	2
Deferred tax liabilities (Non-current)	
Net unrealized holding gains on securities	2
Total	2
Net deferred tax assets (Non-current)	0
Net deferred tax assets	¥ 34

2. Major components of the difference between the statutory tax rate and the effective tax rate as follows

Information is not disclosed because the difference between the statutory tax rate and the effective tax rate is less than 5%.

Statutory Tax Rate	(%)
(Adjustments)	40.7
Permanent differences	
Dividend Income, etc.	(40.8)
Others	0.1
Effective Tax Rate	(0.0)

Statement of Appropriation of Retained Earnings

	Yen	
	2006	
Unappropriated retained earnings this year		3,782,944,385
To be appropriated as follows		
Dividends (¥ 1,500 per share)	3,517,029,150	
Bonuses to directors	153,000,000	3,670,029,150
Retained earnings carried forward		112,915,235

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

Date May 15, 2006

The Board of Directors
Monex Beans Holdings, Inc.

KPMG AZSA & Co.

Koichi Masuda (Seal)
Designated and Engagement Partner
Certified Public Accountant

Toshikazu Kusuhara (Seal)
Designatede and Engagement Partner
Certified Public Accountant

Atsunori Sadahiro (Seal)
Designatede and Engagement Partner
Certified Public Accountant

We have audited the statutory report, that is the balance sheet, the statement of income, the business report (limited to accounting matters) and the proposal for appropriation of unappropriated retained earnings , and its supporting schedules (limited to accounting matters) of Monex Beans Holdings, Inc. for the 2nd business year from April 1, 2005 to March 31, 2006 in accordance with Article 2(1) of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha". With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's subsidiaries.

As a result of the audit, our opinion is as follows:

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2) The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation

of the Company.

(3) The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4) With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Auditor Report on the Financial Statements

Having received reports from each Corporate Auditor on the procedures and results of their individual audits regarding the Directors' execution of their duties during the 2nd fiscal year from April 1, 2005 to March 31, 2006, and, following due discussion at meetings, the Board of Corporate Auditors has prepared this report. The Board reports as follows:

1. Outline of audit methodology

In line with the policies of the Board of Corporate Auditors and in accordance with the allocation of responsibilities among the Board of Corporate Auditors, each Corporate Auditor, each Corporate Auditor attended the meetings of the Board of Directors, as well as other important meetings of the Company. Individually, they received reports from the Directors on the Company's operations, reviewed important documents requiring internal approval, and examined the operations and assets. In addition, where necessary, they received reports from Company subsidiaries on their operations. They also received reports and explanations from the Certified Public Accountants and examined the Company's financial statements and the supplementary schedules.
In addition to the above-mentioned auditing procedures, with respect to such matter as the engagement of the directors in a competing business, the conduct of transactions causing a conflict of interest between the directors and the Company, the provision of benefits by the Company without consideration, the conduct of irregular transactions with subsidiaries or shareholders of the Company, and acquisition and disposal by the Company of its own shares, we employed such methods as requiring reports from the directors and others and made detailed inspections of such matter.

2. Audit results

(1) The methodology and results of the audits conducted by the Certified Public Accountants, KPMG AZSA & Co. are adequate.
(2) The business report presents fairly the position of the Company, in conformity with applicable laws and regulations and the Company's articles of incorporation.
(3) There is nothing unusual that should be noted regarding the proposed appropriation of unappropriated retained earnings in light of the status of the Company's assets and other circumstances.
(4) The supplementary schedules state fairly the information required to be set forth therein, and there in nothing unusual that should be noted in this regard.

(5) With regard to the Directors' execution of their duties, no illegal act or material facts in violation of laws, regulations or the Company's articles of incorporation. In addition, the Board of Corporate Auditors found no violation of duties by and Director of the Company in the following categories: (a) transactions by Directors that compete with the business of the Company; (b) transactions between Directors and the Company that are in conflict with the interests of the Company; (c) free distribution of profits undertaken by the Company; (d) extraordinary transactions with any Company subsidiary or shareholders, and (e) the acquisitions and disposal of any treasury stock by the Company.

May 22, 2006
Monex Beans Holdings, Inc.
Board of Corporate Auditors

Full-Time Corporate Auditors	Hisashi Tanaami
Corporate Auditors	Takehiko Moriyama
Corporate Auditors	Masakazu Sasaki
Corporate Auditors	Tetsuo Ozawa

Note: Of the Corporate Auditors, Messrs. Hisashi Tanaami and Tetsuo Ozawa are outside Corporate Auditors assigned in accordance with former Paragraph 1 of Article 18 of the Law of Special Exceptions to the Commercial Code Regarding Corporate Audits.

RECEIVED
2007 FEB 27 A 11:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Securities Code: 8698)

June 26, 2006

TO: THE SHAREHOLDERS

Monex Beans Holdings, Inc.
11-1, Marunouchi 1-Chome,
Chiyoda-ku, Tokyo
Oki Matsumoto
Representative Director and President

NOTICE OF RESOLUTIONS MADE AT THE SECOND (2ND) ORDINARY GENERAL MEETING OF SHAREHOLDERS OF MONEX BEANS HOLDINGS, INC.

Please be advised that the following items were reported and resolved at the Second (2nd) Ordinary General Meeting of Shareholders of the Company held on June 24, 2006.

Items Reported: (1) Consolidated Balance Sheet and Consolidated Statement of Income for the 2nd business term (from April 1, 2005 to March 31, 2006) and Audit Reports from the Accounting Auditor and the Board of Corporate Auditors.

The contents of the above consolidated financial statements and the results of the audit thereof were reported.

(2) Business Report, Balance Sheet and Statement of Income for the second (2nd) business term (from April 1, 2005 to March 31, 2006).

The contents of the above financial statements were reported.

Items Resolved:

Item No. 1 on the Agenda: Approval of the proposal for appropriation of retained earnings for the second (2nd) business term.
This item was approved as originally proposed.

Item No. 2 on the Agenda: Partial amendments to the Articles of Incorporation
This item was approved as originally proposed.

Item No. 3 on the Agenda: Election of four (4) directors
This item was approved as originally proposed.

Item No. 4 on the Agenda: Election of one (1) substitute corporate auditor
This item was approved as originally proposed.

Item No. 5 on the Agenda: Revision of amount of remuneration for directors and corporate auditors
This item was approved as originally proposed.

Sincerely yours
Oki Matsumoto
Representative Director and President

June 9, 2006

TO: THE SHAREHOLDERS

Monex Beans Holdings, Inc.
11-1, Marunouchi 1-Chome,
Chiyoda-ku, Tokyo
Oki Matsumoto
Representative Director and
President

NOTICE OF RECEPTION FOR SHAREHOLDERS

Please be advised that we will be holding a reception for shareholders after the Second (2nd) Ordinary General Meeting of Shareholders of the Company as follows. The Company will report directly to the shareholders its managerial strategies and will respond to questions and welcome opinions.

All shareholders are cordially invited to attend this reception.

1. Date: June 24, 2006 (Saturday)
   After the Second (2nd) Ordinary General Meeting of Shareholders of the Company (meeting is scheduled to open at 10:00 a.m.)

2. Place: Nihon Seinen-kan, Main Auditorium (the place for the meeting)
   7-1, Kasumigaoka-Cho, Shinjuku-ku, Tokyo

Sincerely yours

Oki Matsumoto
Representative Director and President

(EXTRACT TRANSLATION)

(Securities Code: 8698)

June 9, 2006

TO: THE SHAREHOLDERS

Monex Beans Holdings, Inc.
11-1, Marunouchi 1-Chome,
Chiyoda-ku, Tokyo
Oki Matsumoto
Representative Director and
President

NOTICE OF CONVOCATION OF THE SECOND (2ND) ORDINARY GENERAL MEETING OF SHAREHOLDERS OF MONEX BEANS HOLDINGS, INC.

Please be advised that the Second (2nd) Ordinary General Meeting of Shareholders of the Company will be held as below. Your attendance at the meeting is cordially requested.

If you are unable to attend the meeting, you may exercise your voting rights through either of the methods below and we would appreciate your reviewing the attached referential documents and your voting by June 23, 2006 (Friday) at 17:30 p.m.

[Voting by mail]
Please indicate on the enclosed instruction card regarding the exercise of your voting rights your approval or disapproval of each item in the Agenda for the meeting and then seal and return the instruction card to the Company.

[Voting by internet]
Please access the Company's designated website for voting (http://www.evote.jp/) and enter the voting code indicated on the enclosed voting card; the temporary password or your registered password; and your approval or disapproval of each item in the Agenda for the meeting by following the instructions on the browser. Please read "Voting by Internet" on page 47 (of the Japanese proxy) when voting by internet.

Sincerely yours

Oki Matsumoto
Representative Director and President

PARTICULARS OF THE MEETING

1. Date and Time: June 24, 2006 (Saturday) at 10:00 a.m.

2. Place: 7-1, Kasumigaoka-Cho,
Shinjuku-ku, Tokyo
Nihon Seinen-kan, Main Auditorium
(Please see the attached map.)

3. Purpose of Meeting:

Items to be Reported:

(1) Consolidated Balance Sheet and Consolidated Statement of Income for the second (2nd) business term (from April 1, 2005 to March 31, 2006) and Audit Reports from the Accounting Auditor and the Board of Corporate Auditors.

(2) Business Report, Balance Sheet and Statement of Income for the second (2nd) business term (from April 1, 2005 to March 31, 2006).

Items on the Agenda:

Item No. 1 on the Agenda: Approval of the proposal for appropriation of retained earnings for the second (2nd) business term.

Item No. 2 on the Agenda: Partial amendments to the Articles of Incorporation

Item No. 3 on the Agenda: Election of four (4) directors

Item No. 4 on the Agenda: Election of one (1) substitute corporate auditor

Item No. 5 on the Agenda: Revision of amount of remuneration for directors and corporate auditors

The details of the Agenda are set forth in the "Reference Document."
If any revisions are made to the Reference Document, business report, financial statements and consolidated financial statements, we will announce this on our corporate website (http://www.monexbeans.net/).

* * *

(If you will be attending the meeting, please present the enclosed voting card to the receptionist.)

Attachment

II. Overview of the Group and the Company (as of March 31, 2006)

(1) Major Business Activities of the Group

Our Group is comprised of the Company which is a holding company, five (5) subsidiaries, and two (2) affiliates. Nikko Cordial Corporation (Chuo-ku, Tokyo) is an associated company of our Group but there are no material transactions with the Company.

Monex, Inc., the online securities company, receives orders for stock trading from customers in Japan who trade on the internet and provides these customers with comprehensive financial services.

(2) Major Offices of the Group

Name of Company	Name of Office	Location
Company	Head Office	11-1, Marunouchi 1-Chome, Chiyoda-ku, Tokyo
Monex, Inc. (subsidiary)	Head Office	11-1, Marunouchi 1-Chome, Chiyoda-ku, Tokyo
	Nihonbashi Office	36-2, Hakozaki-cho, Nihonbashi, Chuo-ku, Tokyo
	Ginza Office	3-1, Ginza 5-Chome, Chuo-ku, Tokyo
Monex Alternative Investments, Inc. (subsidiary)	Head Office	11-1, Marunouchi 1-Chome, Chiyoda-ku, Tokyo
Monex University, Inc. (subsidiary)	Head Office	11-1, Marunouchi 1-Chome, Chiyoda-ku, Tokyo
Monex Business Incubation, Inc. (subsidiary)	Head Office	11-1, Marunouchi 1-Chome, Chiyoda-ku, Tokyo
Monex Capital Partners I, Inc. (subsidiary)	Head Office	11-1, Marunouchi 1-Chome, Chiyoda-ku, Tokyo
WR Hambrecht & Co Japan, Inc. (affiliate)	Head Office	11-1, Marunouchi 1-Chome, Chiyoda-ku, Tokyo
Triangle Partners Ltd. (affiliate)	Head Office	11-1, Marunouchi 1-Chome, Chiyoda-ku, Tokyo

(3) Shares

(i) Total number of authorized shares: 8,800,000

(ii) Total number of issued and outstanding shares: 2,344,687.46

(iii) Number of shareholders: 48,941

(iv) Major shareholders

Names of shareholders	Status of investment in the Company		The Company's investment in the major shareholders	
	Number of shares held (thousand shares)	Ratio of voting rights held (%)	Number of shares held (thousand shares)	Ratio of ownership (%)
Nikko Cordial Corporation	616	26.2	—	—
Oki Matsumoto	260	11.1	—	—
Sony Corporation	240	10.2	—	—
Mizuho Securities Co., Ltd.	70	3.0	—	—
Luxembourg Offshore Jasdaq Lending Account	63	2.7	—	—
Recruit Co., Ltd.	57	2.4	—	—
Japan Trustee Services Bank, Ltd. (Trust)	45	1.9	—	—

(Note)

Fractional numbers in the number of shares held, ratio of voting rights held, and ratio of ownership are discarded.

(4) Acquisition, Disposal and Holding of Treasury Stock

(i) Treasury stock acquired

Common shares 1.08 shares
Total amount of acquisition 0 yen

(ii) Treasury stock held at the end of the period

Common shares 1.36 shares

(5) Stock Acquisition Rights (*shinkabu yoyakuken*)

Not applicable.

(6) Employees of the Group

(i) Employees of the Group

Number of employees
118

(Note)

In addition to the above, the Group employs one hundred fifty (150) staff members dispatched from staffing service companies.

(ii) The Company's Employees

Number of employees	Change from previous period	Average age	Average years of service
21	increase by 8	36.8	0.81

(Notes)

1. The number of employees indicated above is based on the number of employees who are actually on duty.
2. In addition to the above, the Company employs one (1) staff member dispatched from a staffing service company.

(7) Major Affiliates

(i) Principal subsidiaries

Name	Capital	Ratio of voting rights	Main business
Monex, Inc.	7,425 million yen	100.0%	Securities business
Monex Alternative Investments, Inc.	40 million yen	51.0%	Holding shares of entities which invest in securities, etc.
Monex University, Inc.	40 million yen	70.0%	Educating on investments; planning, publishing and sale of books and printed materials
Monex Business Incubation, Inc.	100 million yen	100.0%	Investment in securities; solicitation and management of tokumei-kumiai interests

(ii) Recent consolidations

On May 1, 2005, the former Monex, Inc. and the former Nikko Beans, Inc. merged and became Monex Beans, Inc. Monex Beans, Inc. then changed its corporate name to Monex, Inc. on December 3, 2005.

Monex Business Incubation, Inc. was incorporated on November 11, 2005 as a wholly-owned subsidiary of the Company.

Monex University, Inc. was incorporated on November 29, 2005 as a wholly-owned subsidiary of the Company. The Company transferred a total of thirty percent (30.0%) of the shares of Monex University, Inc. to Net Learning, Inc. on January 11, 2006, and to Toyota Financial Services Corporation and Kodansha Ltd. on January 19, 2006.

(iii) Results of consolidation

See "Development and Results of the Group".

(iv) Other important consolidations

The Company is an affiliate of Nikko Cordial Corporation.

(8) Major Borrowings

Not applicable.

The major lenders of the Group are as follows.

Lender	Balance of loans (million yen)
(Syndicated loan)	26,000
Mizuho Corporate Bank, Ltd.	26,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	11,000
Resona Bank, Limited.	8,000
The Chuo Mitsui Trust and Banking Company, Limited	7,000
The Tokyo Tomin Bank, Limited	3,500
Sony Bank Inc.	3,000
The Sumitomo Trust and Banking Co., Ltd.	3,000

(Notes)

1. The syndicated loan is a joint financing comprised of a total of thirty five (35) companies including Mizuho Corporate Bank, Ltd. financing 2,700 million yen.
2. Borrowings in call money through call loan dealers are also included in the above.
3. Borrowings from securities financial institutions in the form of borrowings under margin transactions totaled 66,187 million yen.

(9) Directors and Auditors

Position	Name	Duties
Representative Director, President and CEO	Oki Matsumoto	Representative Director, President and CEO of Monex, Inc./ Representative Director of Monex Business Incubation, Inc.
Representative Director and Vice President	Kyoko Kudo	Director and Chief Operating Officer of Monex, Inc.
Representative Director and Senior Executive Officer	Tomoshige Nakamura	Director of Monex, Inc.
Director	Tadasu Kawai	Director of Monex, Inc./ Director of Monex Business Incubation, Inc.
Director	Yoshinori Hashitani	Brand Strategy Office SVP of Sony Corporation
Full-Time Corporate Auditor	Hisashi Tanaami	Corporate Auditor of Monex, Inc./ Corporate Auditor of Monex University, Inc.
Corporate Auditor	Takehiko Moriyama	Full-Time Corporate Auditor of Monex, Inc./ Corporate Auditor of Monex Alternative Investments, Inc./ Corporate Auditor of Monex Capital Partners I, Inc./ Corporate Auditor of WR Hambrecht & Co Japan/ Corporate Auditor of Monex Business Incubation, Inc.
Corporate Auditor	Masakazu Sasaki	Certified Public Accountant of Sasaki CPA Office
Corporate Auditor	Tetsuo Ozawa	Partner of Tokyo Fuji Law Office / Corporate Auditor of Monex, Inc.

(Notes)

1. Mr. Yoshinori Hashitani is an outside director as required by Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

2. Messrs. Hisashi Tanaami and Tetsuo Ozawa are outside corporate auditors as required by Article 18, Paragraph 1 of the Law for Special Provisions for the Commercial Code Concerning Audits Etc., of *Kabushiki-Kaisha.*

3. The following directors assumed office during the current period.
   Effective June 25, 2005:
   Representative Director and Senior Executive Officer, Tomoshige Nakamura
   Director, Tadasu Kawai

4. The following directors resigned during the current period.

Effective April 25, 2005:

Director and Chairman, Noriyuki Ogasawara

Effective June 25, 2005:

Director, Masakazu Sasaki

Effective December 31, 2005:

Director, Naoki Terada

Effective February 22, 2006:

Director, Hajime Yamamoto

5. The following corporate auditors assumed office during the current period.

Effective June 25, 2005:

Full-Time Corporate Auditor, Hisashi Tanaami

Corporate Auditor, Masakazu Sasaki

6. The following corporate auditors resigned during the current period.

Effective June 25, 2005:

Full-Time Corporate Auditor, Tadasu Kawai

Corporate Auditor, Tetsuo Matsugaki

(10) Remuneration Paid to Directors and Corporate Auditors and Other Compensations Paid for Performance of Duties

(Amount in millions of yen)

	Directors		Corporate Auditors		Total	
	Number	Amount	Number	Amount	Number	Amount
Remuneration paid pursuant to the Articles of Incorporation or a resolution of a shareholders meeting	6	129	4	35	10	164
Officers bonus paid pursuant to an appropriation of earnings	4	47	-	-	4	47
Total		176		35		211

(Note)

The maximum amounts of remuneration approved by the shareholders at the Ordinary General Meeting of Shareholders held on June 25, 2005 are as follows:

Directors: maximum of 24 million yen per month
Corporate Auditors: maximum of 8 million yen per month

(11) Fees to Accounting Auditor

(Amount in millions of yen)

Item	Amount
(1) Aggregate fees to be paid by the Company and its subsidiaries to the Accounting Auditor	62
(2) Out of the aggregate fees in (1) above, aggregate fees for audit services set forth in Article 2, Paragraph 1 of the Certified Public Accountant Law	48
(3) Out of the aggregate fees in (2) above, fees to be paid by the Company to the Accounting Auditor	12

(Note) The audit agreement between the Accounting Auditor and the Company does not distinguish nor is it practically possible to make a distinction between audit fees for audit under the Law for Special Provisions for the Commercial Code Concerning Audits, Etc., of *Kabushiki-Kaisha* and that under the Securities and Exchange Law. As such, the amount of fees in (3) above indicates the total of these amounts.

III. Subsequent Events

Not applicable.

(Notes)

1. The Company avails of the special provisions to the consolidation of large companies provided in Article 20, Paragraph 2 of the Law for Special Provisions for the Commercial Code Concerning Audits Etc., of *Kabushiki-Kaisha*, and so its business report is included in "Development and Results of the Group".

2. The amounts indicated in this business report are shown with any fraction less than units discarded.

Reference Document

First Item of Business: Approval of the Proposal for Appropriation of Retained Earnings for the Second (2nd) Business Term

The specific proposal is as described on page 29 of the attachments.

For the second (2nd) business term, the Company reported on a non-consolidated basis an operating revenue of 4,344 million yen and net income of 3,409 million yen, which were mainly driven by interim dividends received from its securities subsidiary.

The Company aims to set out high ratio for dividend payout and proposes a dividend for this term of 1,500 yen per share or 3,517 million yen in total. The shareholders of the Company approved at the First (1st) Ordinary General Meeting of Shareholders on June 25, 2005 setting the directors' remuneration at a maximum of 24 million yen per month. However, as the directors' bonus is now required to be included in directors' remuneration pursuant to the Corporation Law, the Company requests for the shareholders to approve the payment for the total amount of 153 million yen as directors' bonus to five (5) directors who were in office during the current period, in view of their performance during the period separately from the above maximum remuneration.

Second Item of Business: Partial Amendments to the Articles of Incorporation

1. Reason for Amendment

(1) The following amendments are to be made to the current Articles of Incorporation of the Company to comply with the "Corporation Law" (Law No. 86 of 2005) and the "Law Concerning Organizing of Relevant Laws Accompanying the Enforcement of Corporation Law" (Law No. 87 of 2005) (the "Organizing Law") on account of the enforcement of the Corporation Law effective May 1, 2006.

(i) Pursuant to the provisions of Article 326, Paragraph 2 of the Corporation Law, a new Article 17 (Board of Directors), a new Article 30 (Corporate Auditors and Board of Corporate Auditors), and a new Article 42 (Accounting Auditor) shall be inserted to provide for new corporate bodies for the Company.

(ii) Pursuant to the provisions of Article 214 of the Corporation Law, a new Article 7 (Issuance of Share Certificates) shall be inserted to provide for the issuance of share certificates.

(iii) Pursuant to Article 94 of the Ordinance for Enforcement of the Corporation Law, a new Article 13 (Disclosure of Reference Document on the Internet and the Effect of Such Disclosure) shall be inserted to allow the Company to disclose reference documents on the internet.

(iv) Pursuant to the provisions of Article 370 of the Corporation Law, a new Article 25 (Omission of Resolution of the Board of Directors) shall be inserted to allow the Company to flexibly obtain a Board of Directors resolution either in writing or electronically whenever such a resolution is necessary.

(v) Pursuant to the provisions of Article 427, Paragraph 1 of the Corporation Law, a new Paragraph 2 in Article 41 shall be inserted to allow outside corporate auditors to fully perform their expected duties.

(vi) Provisions which are no longer required to be included in the Articles of Incorporation by the Corporation Law will be deleted; provisions of the Commercial Code referenced in the Articles of Incorporation will be changed to refer to the relevant provisions of the Corporation Law; terms based on the Commercial Code will be substituted with the relevant terms used in the Corporation Law; existing provisions of the Articles of Incorporation will be renumbered on account of the creation or deletion of provisions; and minor changes will be made to language.

(2) The current Article 4 of the Articles of Incorporation (Method of Public Notice) will be revised to provide that the public notice of the Company shall be given electronically.

(3) The current Article 17, Paragraph 2 shall be deleted to avoid the term of directors to be concentrated during a certain period and to enable sound and continuous management. This amendment is also intended to counter any large scale acquisition of the Company's shares.

(4) The supplementary provisions concerning the handling of shares at the time of incorporation of the Company shall be deleted as they are no longer necessary.

2. Details of the Amendments

The Articles of Incorporation will be amended as follows;

(Amended parts are underlined.)

Current Articles	Proposed Amendments
Article 4. (Method of Public Notice) The Company shall post its public notice in the Nihon Keizai Shimbun.	Article 4. (Method of Public Notice) The Company shall post its public notice by means of electronic public notice.
(newly created)	2. If the electronic public notice is not available due to unavoidable reasons, the public notice shall then be posted in the Nihon Keizai Shimbun.
Chapter 2 Shares	Chapter 2 Shares
Article 5. (Total Number of Shares) The total number of shares to be issued by the Company shall be 8,800,000 shares.	Article 5. (Total Number of Shares Authorized to be Issued) The total number of shares authorized to be issued of the Company shall be 8,800,000 shares.
Article 6. (Acquisition of Treasury Stocks) The Company may purchase its treasury stocks by resolution of the Board of Directors pursuant to the provisions of Article 211-3, Paragraph 1 of the Commercial Code.	Article 6. (Acquisition of Treasury Stocks) The Company may acquire its treasury stocks in the market by resolution of the Board of Directors pursuant to the provisions of Article 165, Paragraph 2 of the Corporation Law.
(newly created)	Article 7. (Issuance of Share Certificates) The Company shall issue share certificates representing its shares.
Article 7. (Transfer Agent) 1. The Company shall appoint a transfer agent for its shares and fractional shares.	Article 8. (Shareholders Register Administrator) 1. The Company shall appoint a shareholders register administrator.
2. The transfer agent and its handling office shall be elected by resolution of the Board of Directors.	2. The shareholders register administrator and its handling office shall be elected by resolution of the Board of Directors.
3. The Company's shareholders register (including beneficial shareholders register, hereinafter the same), fractional shares register, and lost share certificates register shall be maintained at the handling office of the transfer agent and transfers of title to shares, issuance of share certificates, indicating or recording of information in the beneficial shareholders register, fractional shares register and lost share certificates register, receipt of beneficial shareholder notices,	3. The Company's shareholders register (including beneficial shareholders register, hereinafter the same), fractional shares register, lost share certificates register, and stock option rights register shall be maintained at the handling office of the shareholders register administrator and the indicating or recording of information in the shareholders register, fractional shares register, lost share certificates register and stock option rights register, and other administrative

purchases of less than unit shares, and other administrative operations in shares and fractional shares shall be handled by the transfer agent and the Company shall not handle these operations.	operations in shares, fractional shares and stock option rights shall be delegated to the shareholders register administrator and the Company shall not handle these operations.
Article 8. (Share Handling Regulations) The type of share certificates, which may be issued transfer of title to shares, issuance of share certificates, indicating and recording of information in the beneficial shareholders register, fractional shares register and lost share certificates register, receipt of beneficial shareholder notices, purchase of fractional shares, and other handling, and the fees concerning shares and fractional shares, shall be provided in the Share Handling Regulations provided by the Board of Directors.	Article 9. (Share Handling Regulations) The type of share certificates which may be issued, indicating and recording of information in the shareholders register, fractional shares register, lost share certificates register and stock option rights register, and other handling, and the fees concerning shares, fractional shares and stock option rights shall be provided in the Share Handling Regulations provided by the Board of Directors.
Article 9. (Record Date) 1. The shareholders (including beneficial shareholders, hereinafter the same) exercising voting rights at the Company's Ordinary General Meeting of Shareholders shall be those shareholders who are indicated or recorded in the final shareholders register as at the date of closing account.	Article 10. (Record Date) 1. The shareholders (including beneficial shareholders, hereinafter the same) who have voting rights as indicated or recorded in the final shareholders register as of March 31st of each year shall be entitled to exercise their voting rights at the Ordinary General Meeting of Shareholders for such fiscal year.
2. If necessary, other record dates may be set in addition to the record date set pursuant to the preceding paragraph and in these Articles of Incorporation by giving public notice in advance pursuant to a resolution of the Board of Directors.	2. Notwithstanding the preceding paragraph, other record dates may be set if necessary by giving public notice in advance pursuant to a resolution of the Board of Directors.
Chapter 3 General Meeting of Shareholders Article 10. (Convocation) The Company's Ordinary General Meeting of Shareholders shall be convened within 3 months from the day after the last day of the date of closing account by resolution of the Board of Directors. An Extraordinary Meeting of Shareholders shall be convened whenever necessary.	Chapter 3 General Meeting of Shareholders Article 11. (Convocation) The Company's Ordinary General Meeting of Shareholders shall be convened in June every year and an Extraordinary Meeting of Shareholders shall be convened whenever necessary.
Article 11. (Provision omitted)	Article 12. (Same as current)
(newly created)	Article 13. (Disclosure of Reference Document on the Internet and the Effect of Such Disclosure) The Company may disclose the information pertaining to matters required to be indicated or presented in its reference document, business reports, financial

	statements and consolidated financial statements through the internet as provided in the Ministerial Ordinance of the Ministry of Justice and such a disclosure shall be deemed an effective provision by the Company of documents to the shareholders.
Article 12. (Method of Resolution) 1. The resolution of a meeting of shareholders shall be made by a majority of the votes cast by the shareholders present at such meeting unless otherwise provided by law or these Articles of Incorporation.	Article 14. (Method of Resolution) 1. The resolution of a meeting of shareholders shall be made by a majority of the votes cast by the shareholders who are entitled to vote and present at such meeting unless otherwise provided by law or these Articles of Incorporation.
2. The resolution of a meeting of shareholders pursuant to the provisions of Article 343, Paragraph 1 of the Commercial Code (including when Article 343 of the Commercial Code is applied mutatis mutandis by the provisions of the Commercial Code and other laws) shall be made by two thirds of the votes cast at a meeting where shareholders representing one third of the voting rights of all the shareholders are present.	2. The resolution of a meeting of shareholders pursuant to the provisions of Article 309, Paragraph 2 of the Corporation Act shall be made by two thirds of the votes cast at a meeting where shareholders representing one third of the voting rights of all the shareholders entitled to vote are present unless otherwise provided in these Articles of Incorporation.
Article 13. (Proxy Voting) A shareholder may exercise his/her voting rights through a proxy who shall be another shareholder who has voting rights. In this case, the shareholder or his/her proxy shall submit to the Company a document certifying this delegation for each meeting of shareholders.	Article 15. (Proxy Voting) A shareholder may exercise his/her voting rights through a proxy who shall be another single shareholder who has voting rights. In this case, the shareholder or his/her proxy shall submit to the Company a document certifying this delegation for each meeting of shareholders.
Article 14. (Minutes) The minutes of a meeting of shareholders shall indicate or record the proceedings, discussions and the results of the agenda, and the chairperson or the director present shall affix his/her signature, name and seal, or electronic signature.	Article 16. (Minutes) The minutes of a meeting of shareholders shall indicate or record the proceedings, discussions, results of the agenda, and other matters provided by law.
Chapter 4 Directors and Board of Directors (newly created)	Chapter 4 Directors and Board of Directors Article 17. (Board of Directors) The Company shall have a Board of Directors.
Article 15. (provision omitted)	Article 18. (same as current)
Article 16. (Election of Directors) 1. The directors shall be elected at a meeting of shareholders.	Article 19. (Election of Directors) 1. The directors shall be elected by resolution of a meeting of shareholders.

2. The resolution for electing a director in the preceding paragraph shall require a majority of the votes cast at a meeting where shareholders representing one third of all the shareholders are present.	2. The resolution for electing a director in the preceding paragraph shall require a majority of the votes cast at a meeting where shareholders representing one third of all the shareholders who are entitled to vote are present.
3. The directors shall not be elected by cumulative voting.	3. (same as current)
Article 17. (Term of Directors) 1. The term of office of a director shall be until the close of the Ordinary General Meeting of Shareholders held with respect to the date of closing account most recently ending within 2 years after his assumption of office.	Article 20. (Term of Directors) The term of office of a director shall be until the close of the Ordinary General Meeting of Shareholders held with respect to the fiscal year last ending within 2 years after he is elected to office.
2. The term of office of a director who was elected to fill a vacancy for a director who resigned before his/her term or due to an increase in the number of directors shall be the same as the remaining period of his/her predecessor or other directors currently in office.	(deleted)
Article 18. (Representative Director and Directors with Title) 1. The Company shall elect [*Japanese term: sen-nin*] a limited number of representative directors by resolution of the Board of Directors. 2. The Company may elect [*Japanese term: sen-nin*] one representative director and chairman and one representative director and president from among the directors with title.	Article 21. (Representative Director and Directors with Title) 1. The Company shall elect [*Japanese term: sen-tei*] a limited number of representative directors by resolution of the Board of Directors. 2. The Company may elect [*Japanese term: sen-tei*] one representative director and chairman and one representative director and president from among the directors with title.
Article 19.-Article 21. (provisions omitted)	Article 22.-Article 24. (same as current)
(newly created)	Article 25. (Omission of Resolution of the Board of Directors) If the directors unanimously consent either in writing or in magnetic recording to an item for resolution by the Board of Directors, the Company shall deem that the Board of Directors made a resolution to approve the said item for resolution; provided, however, that this shall not apply if any corporate auditor raises an objection to the item.
Article 22. (Minutes of the Meetings of the Board of Directors) The minutes of a meeting of the Board of Directors shall indicate or record the proceedings, discussions	Article 26. (Minutes of the Meetings of the Board of Directors) The minutes of a meeting of the Board of Directors shall indicate or record the proceedings, discussions,

and results of the items on the agenda, and the chairperson, directors present, and corporate auditors present shall affix their signature, name and seal [*Japanese term: natsu-in*] or electronic signature.	results of the items on the agenda and other items required by law, and the chairperson, directors present, and corporate auditors present shall affix their signature, name and seal [*Japanese term: ou-in*] or electronic signature.
Article 23. (Directors' Remuneration and Retirement Allowance) The directors' remuneration and retirement allowance shall be decided by resolution of a meeting of shareholders.	Article 27. (Directors' Remuneration, Etc.) The directors' remuneration, etc. shall be decided by resolution of a meeting of shareholders.
Article 24. (provision omitted)	Article 28. (same as current)
Article 25. (Indemnification of Directors) 1. Pursuant to the provisions of Article 266, Paragraph 12 of the Commercial Code, the Company may, by resolution of the Board of Directors, indemnify its directors (including former directors) from and against any liability concerning their acts under Paragraph 1, Item 5 of the same article to the extent permitted by law.	Article 29. (Indemnification of Directors) 1. Pursuant to the provisions of Article 426, Paragraph 1 of the Corporation Law, the Company may, by resolution of the Board of Directors, indemnify its directors (including former directors) from and against any liability concerning their acts under Article 423, Paragraph 1 of the same law to the extent permitted by law.
2. Pursuant to the provisions of Article 266, Paragraph 19 of the Commercial Code, the Company may execute an agreement with its outside directors to limit their liability to compensate for any acts under Paragraph 1, Item 5 of the same article.; provided, however, that the maximum amount of liability for compensation under such agreement shall be 10 million yen or more and shall be the higher of the amount decided in advance or the amount provided by law.	2. Pursuant to the provisions of Article 427, Paragraph 1 of the Corporation Law, the Company may execute an agreement with its outside directors to limit their liability under Article 423, Paragraph 1 of the same law.; provided, however, that the maximum amount of liability for compensation to be limited under such agreement shall be 10 million yen or more and shall be the higher of the amount decided in advance or the amount provided by law.
Chapter 5 Corporate Auditors and Board of Corporate Auditors (newly created)	Chapter 5 Corporate Auditors and Board of Corporate Auditors Article 30. (Corporate Auditors and Board of Corporate Auditors) The Company shall have corporate auditors and a Board of Corporate Auditors.
Article 26. (provision omitted)	Article 31. (same as current)
Article 27. (Election of Corporate Auditors) 1. The corporate auditors shall be elected at a meeting of shareholders.	Article 32. (Election of Corporate Auditors) 1. The corporate auditors shall be elected by resolution of a meeting of shareholders.
2. The resolution for election in the preceding	2. The resolution for election in the preceding

paragraph shall be made by a majority of the votes cast at a meeting where shareholders holding one third of the voting rights of all the shareholders are present.	paragraph shall be made by a majority of the votes cast at a meeting of shareholders where shareholders holding one third of the voting rights of the shareholders entitled to vote are present.
Article 28. (Term of Corporate Auditors) 1. The term of office of a corporate auditor shall be until the close of the Ordinary General Meeting of Shareholders held with respect to the last date of closing account ending within 4 years after his assumption of office.	Article 33. (Term of Corporate Auditors) 1. The term of office of a corporate auditor shall be until the close of the Ordinary General Meeting of Shareholders held with respect to the fiscal year last ending within 4 years after his election to office.
2. The term of office of a corporate auditor who was elected to fill a vacancy for a corporate auditor who retired before his/her term shall be the same as the remaining period of his/her predecessor.	(same as current)
Article 29. (Full-Time Corporate Auditor) The corporate auditors shall designate a full-time corporate auditor through mutual election.	Article 34. (Full-Time Corporate Auditor) The Board of Corporate Auditors shall elect a full-time corporate auditor from among the corporate auditors.
Article 30. – Article 32. (provisions omitted)	Article 35. – Article 37. (same as current)
Article 33. (Minutes of the Meetings of the Board of Corporate Auditors) The minutes of a meeting of the Board of Corporate Auditors shall indicate or record the proceedings, discussions and results of the items on the agenda, and the corporate auditors present shall affix their signature, name and seal [*Japanese term: natsu-in*] or electronic signature.	Article 38. (Minutes of the Meetings of the Board of Corporate Auditors) The minutes of a meeting of the Board of Corporate Auditors shall indicate or record the proceedings, discussions, results of the items on the agenda, and other items required by law, and the corporate auditors present shall affix their signature, name and seal [*Japanese term: ou-in*] or electronic signature.
Article 34. (Corporate Auditors' Remuneration and Retirement Allowance) The corporate auditors' remuneration and retirement allowance shall be decided by resolution of a meeting of shareholders.	Article 39. (Corporate Auditors' Remuneration, Etc.) The corporate auditors' remuneration, etc. shall be decided by resolution of a meeting of shareholders.
Article 35. (provision omitted)	Article 40. (same as current)
Article 36. (Indemnification of Corporate Auditors) 1. Pursuant to the provisions of Article 280, Paragraph 12 of the Commercial Code, the Company may, by resolution of the Board of Directors, indemnify its corporate auditors (including former corporate auditors) from and against any liability that may be incurred by them to the extent permitted by law.	Article 41. (Indemnification of Corporate Auditors) 1. Pursuant to the provisions of Article 426, Paragraph 1 of the Corporation Law, the Company may, by resolution of the Board of Directors, indemnify its corporate auditors (including former corporate auditors) from and against any liability under Article 423, Paragraph 1 of the same law to the extent permitted by law.

(newly created)	2. Pursuant to the provisions of Article 427, Paragraph 1 of the Corporation Law, the Company may execute an agreement with its outside corporate auditors to limit their liability under Article 423, Paragraph 1 of the same law.; provided, however, that the maximum amount of liability for compensation to be limited under such agreement shall be 10 million yen or more and shall be the higher of the amount decided in advance or the amount provided by law.
Article 37. (Substitute Corporate Auditor) 1. To prepare for a possible shortage in the number of corporate auditors prescribed by law, a substitute corporate auditor may be elected at a meeting of shareholders. 2. The provisions of Article 27, Paragraph 2 shall apply mutatis mutandis to the quorum for the resolution to elect a substitute corporate auditor. 3. The term of office of a substitute corporate auditor elected pursuant to Paragraph 1 when he/she assumed office as corporate auditor shall be the same as the remaining period of office of the predecessor. 4. The effectiveness of the election of a substitute corporate auditor shall continue until the opening of the Ordinary General Meeting of Shareholders to be first held after such election.	(deleted)
(newly created)	Chapter 6 Accounting Auditor
(newly created)	Article 42. (Accounting Auditor) The Company shall have an accounting auditor.
(newly created)	Article 43. (Selection of Accounting Auditor) The accounting auditor shall be elected by resolution of a meeting of shareholders.
(newly created)	Article 44. (Term of Accounting Auditor) 1. The term of the accounting auditor shall be until the close of the Ordinary General Meeting of Shareholders held with respect to the last fiscal year ending within one year after its election. 2. If no resolution is otherwise made at the Ordinary General Meeting of Shareholders in the preceding paragraph, the accounting auditor shall be deemed to have been re-elected at that meeting.
(newly created)	Article 45. (Accounting Auditor's Remuneration, etc) The accounting auditor's remuneration etc shall be

	decided by the Representative Director with the consent of the Board of Corporate Auditors.
Chapter 6. Accounts	Chapter 7. Accounts
Article 38. (Fiscal Year and Closing of Accounts) The Company's fiscal [*Japanese term: ei-gyo*] year shall commence from April 1st of each year and end on March 31st of the following year and the last day of each Date of Closing Account shall be the date for the closing of accounts.	Article 46. (Fiscal Year) The Company's fiscal [*Japanese term: ji-gyo*] year shall commence from April 1st of each year and end on March 31st of the following year.
Article 39. (Dividend of Profit and Interim Dividend) 1. The shareholders or registered pledgees who are indicated or recorded in the final shareholders register as of each Closing of Account as well as the holders of fractional shares registered or recorded in the final fractional shares register as of Closing of Account shall be eligible as of dividend of profit.	Article 47. (Final Dividend and Interim Dividend) Pursuant to a resolution of the meeting of shareholders, the Company may distribute surplus to the shareholders or registered pledgees who are indicated or recorded in the final shareholders register as of March 31st of each year as well as the holders of fractional shares registered or recorded in the final fractional shares register as of March 31st of each year.
2. Pursuant to a resolution of the Board of Directors, the Company may pay interim dividends (which means a distribution of money as defined in Article 293-5 of the Commercial Code, hereinafter the same) to the shareholders or registered pledgees indicated or recorded in the final shareholders register as of September 30th of each year as well as the holders of fractional shares registered or recorded in the final fractional shares register as of September 30th of each year.	2. Pursuant to a resolution of the Board of Directors, the Company may pay the interim dividends provided for in Article 454, Paragraph 5 of the Corporation Law to the shareholders or registered stock pledgees indicated or recorded in the final shareholders register as of September 30th of each year as well as the holders of fractional shares registered or recorded in the final fractional shares register as of September 30th of each year.
Article 40. (Period of Exclusion) 1. If any dividend of profit and interim dividend has not been received within three years from the payment commencement date, the Company shall be released from its obligation to pay the dividend.	Article 48. (Period of Exclusion) 1. If any distribution of surplus money ("dividend") has not been paid within three years from its payment date, the Company shall be released from its obligation to pay the dividend.
2. No interest shall accrue to any dividend of profit and interim dividend, which has not been paid.	2. No interest shall accrue on any dividend, which has not been paid.
Supplementary Provisions Article 1. (Number of Shares to be Issued Upon Incorporation Through Share Transfer) The total number of shares to be issued upon incorporation of the Company through the share transfer provided for in Article 364 of the	(deleted)

Commercial Code shall be the total of 2,336,701.46 common shares, the number of stock option rights granted by Monex, Inc., the number of common shares obtained by multiplying the number of shares of the same company issued pursuant to the exercise of the stock option rights during the period from April 21, 2004 until the day immediately before the share transfer date by 1, and, the number of stock option rights granted by Nikko Beans, Inc., the number of common shares obtained by multiplying the number of shares of the same company issued pursuant to the exercise of the stock option rights during the period from April 21, 2004 until the day immediately before the share transfer date by 3.4. Article 2. (Initial Fiscal Year) The Company's initial fiscal year shall be from the date of incorporation of the Company until March 31, 2005 regardless of the provisions of Article 37. Article 3. (Initial Term of Directors and Corporate Auditors) The initial term of the directors and corporate auditors of the Company shall be until the close of the General Meeting of Shareholders held with respect to the last fiscal year ending within 1 year from the date of their assumption of office regardless of the provisions of Article 17 and Article 28.	

Third Item of Business: Election of Four (4) Directors

It is hereby proposed that four (4) new Directors be elected to fill the vacancy created by the two (2) Directors who resigned after the date of the First (1st) Ordinary General Meeting of Shareholders and to further enhance the managerial structure.

The table below shows the nominees for Directors.

Nominee No.	Name (Date of Birth)	Career Summary (Representative positions held at other companies)		Number of Company Shares Held
1	Tsutomu Nakajima (October 12, 1955)	3/1980	Graduated from the Tokyo University, Faculty of Economics	3
		4/1980	Joined The Long-Term Bank of Japan Ltd. (currently Shinsei Bank, Ltd.)	
		8/1998	Joined Goldman Sachs (Japan) Ltd.	
		4/2004	Joined Monex, Inc./Manager of Strategic Business Department	
		8/2004	Head of CEO Room of the Company	
		10/2004	Director of Monex Alternative Investments, Inc. (current)	
		11/2005	Director of Monex Business Incubation, Inc. (current)	
		1/2006	Director of Monex, Inc. (current)	
		1/2006	Executive Officer of the Company and Head of CEO Room (current)	
2	Shoji Kuwashima (January 2, 1955)	3/1977	Graduated from Tokyo Institute of Technology, School of Engineering	0
		4/1977	Joined Nikko Securities Co., Ltd.	
		5/1999	Director of Nikko Online Co., Ltd. (currently Monex Inc.)	
		6/1999	Executive Officer of Nikko Securities Co., Ltd.	
		2/2001	Resigned as Director of Nikko Beans, Inc. (currently Monex, Inc.)	
		10/2001	Director of Nikko Cordial Corporation	
		6/2004	Executive Officer of the above (current)	
		1/2006	Chairman (Representative Director) of Nikko Systems Solutions, Ltd.	

3	Yuko Kawamoto (May 31, 1958)	3/1982	Graduated from Tokyo University Faculty of Literature	0
		4/1982	Joined Bank of Tokyo, Ltd. (currently The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	
		9/1988	Joined McKinsey & Company, Tokyo Branch	
		4/2004	Professor of Finance Studies of the Waseda Graduate School of Finance, Accounting and Law (current)	
		6/2004	Director of Osaka Stock Exchange, Inc. (current)	
4	Jun Makihara (January 15, 1958)	6/1981	Graduated from Harvard Business School	0
		9/1981	Joined Goldman Sachs (Japan) Ltd.	
		12/1992	General Partner of Goldman, Sachs & Co.	
		7/2000	Director and Chairman of Neoteny Co., Ltd. (current)	
		3/2002	Director of Global-Dining Inc. (current)	
		3/2005	Director of RHJ International (current)	

(Notes)

1. Ms. Yuko Kawamoto and Mr. Jun Makihara, who are nominees for directors, satisfy the requirements for outside directors.

2. Mr. Shoji Kuwashima, a nominee for director, is Chairman of the Board (Representative Director) of Nikko Systems Solutions, Ltd. with which the subsidiary of the Company, Monex, Inc., has business relations, including for the outsourcing of system operations.

3. Except for the preceding paragraph, there is no special relationship between each nominee for director and the Company.

Fourth Item of Business: Election of One (1) Substitute Corporate Auditor

Pursuant to the provisions of the Corporation Law, the Company proposes to elect one (1) substitute outside corporate auditor to prepare for any shortage in the statutory number of corporate auditors.

The Board of Corporate Auditors has given consent to the proposal of this Item of Business.

The nominee for the Substitute Corporate Auditor is as follows.

Name (Date of Birth)	Career Summary (Representative positions held at other companies)		Number of Company Shares Held
Nobuo Hoga (December 5, 1956)	3/1979	Graduated from Hitotsubashi University Faculty of Law	0
	4/1979	Joined Nikko Securities, Co., Ltd.	
	3/2001	Department Manager of Settlement and Clearing Division of Nikko Cordial Securities Inc.	
	2/2006	Chairman of Audit Committee of Nikko Cordial Corporation (current)	

(Note)

1. Mr. Nobuo Hoga, nominee for substitute corporate auditor, satisfies the requirements for an outside corporate auditor.
2. There is no special relationship between Mr. Hoga and the Company.

Fifth Item of Business: Revision of Amount of Remuneration for Directors and Corporate Auditors

It was approved at the First (1st) Ordinary General Meeting of Shareholders held on June 25, 2005 that the maximum amount of remuneration of the Company's directors be set at 24 million yen per month and the Company's corporate auditors at 8 million yen per month. In consideration of various developments such as an officers' bonus now being included in the remuneration pursuant to the provisions of the Corporation Law, the number of directors probably increasing subject to the approval of the Third Item of Business, and the need to change the calculation of remuneration from a monthly basis to an annual basis to allow for a more flexible compensation system, the Company now proposes to revise the amount of remuneration for directors to "the total of the fixed annual amount of 3 million yen or less and the variable amount equivalent to three percent (3.0%) or less of the consolidated net income for the fiscal year immediately prior to the fiscal year including the date of payment." The fixed amount is basically equivalent to the directors' former remuneration and the variable amount is basically equivalent to the directors' former bonus. The Company believes that the variable amount is more closely linked to performance and so should better motivate the directors to improve their performance.

The Company also proposes to change the calculation of the remuneration of corporate auditors from a monthly basis to an annual basis and revise the maximum amount of the remuneration to 96 million yen per year.

Note that the Company currently has five (5) directors and four (4) corporate auditors. If the Third Item of Business is approved as originally proposed, the Company would have nine (9) directors and four (4) corporate auditors.

- END -

Voting by Internet

Please confirm the below matters before your voting by internet.

1. Voting by internet is possible only through the designated website of the Company for voting at;

   http://www.evote.jp/

   (When voting by internet, please enter the voting code and temporary password indicated on the enclosed voting card or your registered password.)

   A new "voting code" shall be notified to each shareholder for each meeting of shareholders but the registered password may be used continuously so please handle your password with due care.)

   Voting by internet may not be possible in certain cases such as when a company sets up a firewall to internet connection and restricts communications.

2. Voting by internet will be accepted until 17:30 p.m. of the day immediately before the date of the meeting (June 23, 2006, Friday) but your early voting is encouraged.
   [Internet Voting Help Desk] (inquires may be made by phone)
   Shareholder Register Manager: Mitsubishi UFJ Trust & Banking Co., Ltd.
   Securities Administration Department
   0120-173-027 (9:00 – 21:00)
   * The above number does not accept inquiries for handling of shares.

3. If you vote with the voting card and also by internet, the vote on the internet shall be the effective vote regardless of which between the voting card and your internet vote reaches the Company first.

4. If you vote several times on the internet, the last vote shall be the effective.

5. When voting on the internet, the internet connection charges payable to the providers and communication charges payable to the communications companies (telephone, etc.) shall be borne by the shareholder.

6. A shareholder may request to receive convocation notices by e-mail from the next meeting of shareholders by applying for the issuance of e-mail notices through the internet voting site.

[Map of the Place where the Meeting of Shareholders Shall Be Held]

Nihon Seinen-kan, Main Auditorium
7-1, Kasumigaoka-Cho, Shinjuku-ku, Tokyo
(Tel) 03(3475)2455

Access: Tokyo Metro Ginza Line "Gaien-Mae Station"
eight (8) minutes walk from Exit 3 towards the Jingu Baseball Field

Subway Oedo Line "Kokuritsu Kyogijo Station"
eight (8) minutes walk from Exit A2 towards Kokuritsu Kyogijo

JR Chuo Line and Sobu Line "Shinano-Machi Station" or "Sendagaya Station", ten (10) minutes walk from both stations

Please refrain from arriving in cars.

END